SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2015

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Eletrobras

Marketletter 1Q15

Version 2.0
05/19/2015

Marketletter 1Q15

Summary

	Page
Introduction	02	Conference Call in Portuguese May 18, 2015 2:00 PM (Brasília) 1:00 PM (New York) 6:00 PM (London) Phone: 55 (11) 3137-8030 Password: 9532
I. Analysis of the Results of the Consolidated Companies	04
II. Analysis of the Results of the Parent Company	09
III. General Information	12
IV. Attachment: Subsidiary Companies Information	27
		Conference Call in English May 18, 2015 2:00 PM (Brasília) 1:00 PM (New York) 6:00 PM (London) Telefone: +1 786 837 9597 (+44) 20 3318 3776 ( London) Senha: 9532

		IR Contact: invest@eletrobras.com www.eletrobras.com/elb/ri Tel: (55) (21) 2514-6333

Marketletter 1Q15

Rio de Janeiro, May 15, 2015 - Eletrobras (Centrais Elétricas Brasileiras S.A.) (BM&FBOVESPA: ELET3 and ELET6 – NYSE: EBR and EBR-B – LATIBEX: XELTO and XELTB), the largest company in the electricity sector in Latin America, parent company of 13 subsidiaries, operating in the generation, transmission and distribution segments, a participation company named Eletropar, and a 50% interest in the social capital of Itaipu Binational Company, announces its results for the period.

Eletrobras presented, showed an overall consolidated net income attributed to the controlling in the amount of R$ 1,255 million in the first quarter of 2015 (1Q15) as compared to a net loss attributed to the controlling in the amount of R$ 1,174 million in the fourth quarter of 2014 (4Q14). In the first quarter of 2014 (1Q14) the Company presented a net income attributed to the controlling in the amount of R$ 1,034 million. This result were influenced mainly due to the new generation and transmission tariffs regarding the assets whose concessions were renewed as per Law 12,783/13 and by certain facts that we hereby highlight:

In a positive way: i) Compared to the 4Q14 the revenues from sales in the spot market (CCEE) increased by 17%; ii) Reversal of provisions related to onerous contracts in the amount of R$ 75 million in the 1Q15, see item I.4; iii) Reduction of 18.9% in the electricity purchased for resale in the 1Q15 compared to the 4Q14; iv) Monetary adjustment of the remuneration of indemnities relating to Law 12.783 /13 in the 1Q15 of R$ 495 million; v) Positive effect from shareholdings in the amount of R$ 41 million compared to a negative effect of R$ 556 million in the 4Q14; and vi) Net results due to foreign currency exchange rate variations with a positive result in the amount of R$ 341 million in 1Q15 and  R$ 169 million in 4Q14; vii) recognition of the CVA (Variation Compensation Account of items  of the "Amount A") amounts and other financial components in the amount of R$ 282 million.

In a negative way: i) Compared to the 4Q14 the revenues from the Generation segment in 1Q15 decreased by 7%; (ii) Provision for contingencies in the amount of R$ 252 million, with the majority part from provision and expenses for compulsory loans; iii) provision for PCLD of customers and resellers in the amount of R$ 102 million; and iv) Debt charges of R$ 1,009 million.

HIGHLIGHTS OF THE CONSOLIDATED RESULTS OF FIRST QUARTER OF 2015:

•         Net Operational Income – NOI in the amount of R$ 8,599 million;

•         Electricity purchased for resale in the amount of R$ 2,923 million;

~~•~~      Personnel expenses in the amount of R$ 1,325 million;

~~•~~      Net operating provisions in the amount of R$ 327 million;

•         Net results due to foreign currency exchange rate variations with a positive result in the amount of R$ 341 million; and

•          The EBITDA of the Eletrobras Subsidiary Companies summed a total of R$ 1,806 million.

Marketletter 1Q15

I. ANALYSIS OF THE CONSOLIDATED RESULTS (R$ million)

R$ Million
	1Q15	4Q14	1Q14
Net Operating Income	8,599	9,781	7,008
(-) Energy purchased for resale	-2,922	-3,605	-1,678
(-) Usage of the electric grid	-465	-406	-367
(-) Fuel for electricity production	-299	-440	-317
(-) Construction	-563	-1,101	-537
Gross Results	4,350	4,229	4,109
(-) Personnel, Material and Services	-2,004	-2,594	-1,727
(-) Remuneration and Reimbursement	-100	-74	-133
(-) Depreciation and amortization	-463	-608	-384
(-) other expenditures	-579	207	-999
	1,204	1,160	867
Shareholdings	41	-556	93
Operating provisions	-327	-1,033	342
	918	-428	1,301
Interest income and financial investments	526	778	504
Monetary Adjustement	191	193	149
Foreign currency exchange rate variations	341	169	-119
Debt charges	-1,009	-1,202	-581
Charges related to Shareholders Resources	-8	-13	-28
Other financial results	552	730	120
	1,511	227	1,346
Income Tax and Social Contribution	-398	-1,340	-305
Net Income	1,113	-1,113	1,041
Minority Shareholders	-142	61	07
Net Income attributed to controlling	1,255	-1,174	1,034

I.1       Financial Highlights

Main Variations in Results (1Q 2015 x 4Q 2014)

The result of 1Q 2015 increased 206.9% when compared to the 4Q 2014, whereas a net income attributed to the controlling in the amount of R$ 1,255 million was registered in 1Q15 as compared to a net loss in the amount of R$ 1,174 million in 4Q14.

Net Operating Income, in the amount of R$ 8,599 million registered in 1Q15 a 12.1% decrease as compared to 4Q14, when it was registered an amount of R$ 9,781 million. Excluding the sales revenues in the spot market (CCEE), the revenue from construction and the CVA impact, the NOI would have shown a decrease of 0.5%, from R$ 7,183 million in the 4Q14 to R$ 7,149 million in the 1Q15. In the analysis by segment, the following highlights as presented:

»     Generation income registered a 4.0% increase, from R$ 5,379 million in 4Q14 to R$ 5,596 million in 1Q15. Such increase was mainly due to electricity sales within the spot market (CCEE). The total energy sold went from 64 TWh in 4Q14 to 60 TWh in 1Q15. Construction revenue was registered at its equivalent value as cost of construction.

Marketletter 1Q15

»     Transmission income showed a 26.6% decrease, from R$ 1,526 million in 4Q14 to R$ 1,120 million in 1Q15, influenced by a decrease in the revenue from construction which was registered at its equivalent value as cost of construction.

»     Distribution income showed a 13.1% decrease from R$ 4,112 million in 4Q14 to R$ 3,575 million in 1Q15. The supply of electricity registered a 2.6% increase from R$ 3,037 million in 4Q14 to R$ 3,117 million in 1Q15. The recognition of the CVA and other financial components presented a 61.8% decrease in the 1Q15, from R$ 740 million in the 4Q14 to R$ 282 million in the 1Q15.  The volume of electricity sold went from 7.5 TWh in 4Q14 to 7.1 TWh in 1Q15. Construction revenue was registered at its equivalent value as cost of construction.

-Electricity purchased for future resale registered a 18.9% decrease, from R$ 3,605 million in 4Q14 to R$ 2,923 million in 1Q15.  This result was mainly due to the variation accrued by the PLD (Preço de Liquidação das Diferenças) values.

-The Fuel for the production of Electricity line registered a 32.0% decrease. Throughout 4Q14 it registered a net expense in the amount of R$ 440 million, whilst in 1Q15 it registered a net expense in the amount of R$ 299 million due to lower reimbursement from CCC as shown on Law 12,111/99 in CGTEE and Amazonas Energia in the 4Q14, and due to a reduction of generated energy of thermal plants Santa Cruz and Camaçari.

-Throughout 2014 the full amount of the Personnel, Material and Service (PMS) line showed a 22.7% decrease from R$ 2,594 million in 4Q14 to R$ 2,004 million in 1Q15.  Personnel decreased by 19.2% from R$ 1,640 million in 4Q14 to R$ 1,325 million in 1Q15. The Third party services decreased by 29.6% from R$ 878 million in the 4Q14 to R$ 618 million in 1Q15 and the material line item decreased by 19.1% and from R$ 76 million in the 4Q14 to R$ 61 million in the 1Q15, see item I.7.

-Operating provisions went from a provision of R$ 1,033 million in the 4Q14 to a provision of R$ 327 million in the 1Q15. In the 1Q15, the operating provision were influenced mainly by provisions for contingencies in the amount of R$ 253 million, provision to cover doubtful credits of customers and resellers in the amount of R$ 102 million and provision for losses on investments in the amount of R$ 22 million (see item I.3). The provision were partially compensated by the reversal on onerous contracts in the amount of R$ 75 million (see item I.4).

-Shareholdings line registered a 107.4% variation, from an accounting of a negative result in the amount of R$ 556 million in 4Q14 and a positive result in the amount of R$ 41 million in the 1Q15.  The variation was due mainly to the negative results obtained by SPE Madeira Energia S.A (Santo Antonio Hydroelectric Power Plant) which was the strongest influence related to equity investments variation in affiliated companies.

Marketletter 1Q15

-Net Financial Result line registered a net revenue of R$ 655 million in 4Q14 as compared to a net revenue of R$ 593 million in 1Q15, which represents a 9.4% decrease. This variation was mainly due to a 97% decrease in the revenues from a derivative operation, a 50% decrease from financial borrowing partially compensated by positive effect 102% regarding the currency variation and by the 16% decrease in debt charges expenses in the 1Q15.

I.2 Net Operating Income (NOI)

Throughout 1Q15 the Net Operating Income (NOI) registered a 12.1% decrease as compared to the previous quarter, from R$ 9,781 million to R$ 8,599 million in 1Q15. With regards to the 1Q14, the Net Operating Income registered an amount of R$ 7,008 million, representing a 22.7% increase.

CONSOLIDATED	1Q15	4Q14	1Q14	Variation 1Q15 x4Q14
a)Generation
Energy Sold	3,117	3,354	2,535	-7.0%
Supply	922	814	940	13.3%
CCEE	887	757	1,697	17.2%
Maintenance and Operation Revenue	455	460	456	-1.0%
Construction Revenue	94	92	23	2.2%
Itaipu Transfers (see item II.3.a)	121	-96	19	-225.6%

b) Transmission
Maintenance and Operation Revenue	622	580	576	7.1%
Construction Revenue	294	674	332	-56.4%
Transmission Return Rate Update	204	272	149	-25.0%

c) Distribution
Supply	3,117	3,777	1,015	2.6%
Construction Revenue	176	335	182	-47.6%
CVA and other financial components	282	-	-	-61.8%

Other Revenue	339	654	220	-48.1%

Gross Revenue	10,630	11,632	8,144	-8.6%

Operating Income Deduction
Sectorial Charges	-407	-275	-261	8.2%
ICMS	-813	-751	-288	-2.5%
PASEP and COFINS	-805	-825	-585	-2,5%
Other Deductions	-6	-	-01	9.7%

Net Operating Income	8,599	9,781	7,008	-12.1%

Participation of business in relation to Gross Revenues –2015

Marketletter 1Q15

I.2. Energy sold

I.2.1  Energy Sold in 2015 - Generation Companies – TWh

In terms of the energy market evolution, the Eletrobras companies during  the 2015, sold 60 TWh of energy, as compared to 64 TWh traded in the same period of the previous year, representing a 6.2% decrease.

I.2.2 Energy Sold in 2015 – Distribution Companies – Twh

In terms of the energy market evolution, the  Eletrobras Distribution System in 2015, sold 7.1 TWh of energy, as compared to 4.2 TWh traded in the same period of the previous year, representing a 71.4% increase.

Marketletter 1Q15

I.3 Operating Provisions

R$ million
	Consolidated
	1Q15	4Q14	1Q14
Guarantees	-01	64	21
Contingencies	253	2,036	00
PCLD - Customers and Resellers	102	37	-26
PCLD - Financing and Loans	12	03	-35
Unfunded liabilities in subsidiaries	-	-	-
Onerous Contracts	-75	-567	-258
Losses on Investments	22	129	-309
Impairment	-	-317	-
Adjustment to Market Value	00	-	111
Provision for losses on Fixed Asset	-	235	-
Provision for losses on Environmental Compensation	-	105	-
Provision for losses on Financial Asset	-	-1,199	80
Others	14	508	75
	327	1,033	-342

Note: Negative values in the table above indicate reversals of provisions.

Provisions for legal liabilities linked to legal proceedings

R$ million

	03/31/2015	12/31/2014
Current
Labor	14	13
Civil	270	19
	284	32
Non-current
Labor	953	930
Tax Related	255	237
Civil	7,408	7,783
	8,615	8,950
	8,899	8,982

I.4  Onerous Contracts

	R$ million
Consolidated Balance				Amounts due 2015*
	2015	2014	2013	1Q15
Transmission
Contract 061/2001		-	-
Contract 062/2001	553	608	875	-55
Others	23	24	-	-01
	576	632	875	-56
Generation
Itaparica	-	-	863	-
Jirau	-	-	712	-
Camaçari	87	91	267	-04
Termonorte II	-	-	-	-
Funil	128	132	96	-04
Paulo Afonso Complex	-	-	-	-
Mauá-Klabin	-	-	20
Coaracy Nunes	30	30	89	-00
Others	236	246	30	-10
	481	500	2,057	-19
Distribution
Intangibles*	-	-	295	-
TOTAL	1,057	1,132	3,228	-75

Marketletter 1Q15

*The table considers an increase in the amount of R$ 50 million from the onerous contract of the Amazonas Energia intangibles that does not show in the Company results.

I.5 CONSOLIDATED EBITDA

				R$ million
EBITDA	1Q15	1Q14	(%)	4Q14
Results of the period	1,114	1,041	7%	-1,113
+ Provision Income Tax and Social Contribution	398	305	31%	1,340
+ Financial Result	-593	-44	-1242%	-655
+ Depreciation and Amortization	463	384	21%	608
=EBITDA	1,381	1,685	-18%	180

I.5.EBITDA of Subsidiaries Companies*

Throughout the 1Q15 the sum of the EBITDA of the Eletrobras Subsidiary Companies registered a positive amount of R$ 1,806 million which represents a 2% increase, as compared to the negative EBITDA of R$ 1,753 million registered in the 4Q14. Throughout the 1Q14 the EBITDA of the Eletrobras Subsidiary Companies summed a total of R$ 1,840 million.

EBITDA R$ million
Company	1Q15	1Q14%		1Q15	4Q14	(%)
Eletronorte	417	1,322	-68%	417	-426	-198%
Chesf	123	40	205%	123	537	-77%
Furnas	684	593	15%	684	307	123%
Eletronuclear	174	-133	-231%	174	-508	-134%
Eletrosul	180	248	-27%	180	18	875%
CGTEE	-64	-43	48%	-64	02	-2810%
Subtotal	1,513	2,027	-25%	1,513	-68	-2,313%
Distribution Companies	293	-187	-257%	293	1,822	-84%
Total	1,806	1,840	-2%	1,806	1,753	3%

EBITDA MARGIN R$ million
Company	1Q15	1Q14%		1Q15	4Q14	(%)
Eletronorte	29.6%	68.9%	-39.30	29.6%	-10.3%	39.91
Chesf	13.4%	4.5%	8.90	13.4%	20.1%	-6.73
Furnas	40.9%	41.2%	-0.30	40.9%	6.3%	34.60
Eletronuclear	34.7%	-27.2%	61.90	34.7%	-35.3%	70.00
Eletrosul	47.0%	97.5%	-50.50	47.0%	2.1%	44.86
CGTEE	-53.4%	-57.7%	4.30	-53.4%	0.6%	-53.99
Subtotal	30.3%	40.0%	-9.68	30.3%	-0.5%	30.75
Distribution Companies	9.3%	-12.8%	22.05	9.3%	27.3%	-18.01
Total	22.1%	28.2%	-6.04	22.1%	8.3%	13.81

EBITDA = Net income plus income taxes over profits minus net financial expenses Financial income and depreciation, amortization and depletion, as determined by CVM Instruction 527/12.

p.p = percentage points

* Source: Financial statements for consolidation

Marketletter 1Q15

I.6 NET DEBT

	R$ million
Net Debt	1Q15	2014
Financing payble - (RGR)	37,180	32,155
(-)Cash + Marketable Securites	6,713	5,362
(-)Financing receivable - (RGR)	13,798	11,618
Net Debt	16,669	15,175

 This value corresponds to the amount reimbursed to Eletrobras due to the acquisition and commercialization of all energy resources belong to Brazil, generated by Itaipu Binational, under the Treat signed on 26 April 1973 between Brazil and Paraguay.

I.7. Personnel, material and service

		R$ million
	1Q15	1Q15*	1Q14	(%) Excluding Celg D	(%) Consdiering Celg D	1Q15	4Q14	(%)
Personnel	1,325	1,249	1,172	6.6%	13.1%	1,325	1,640	-19.2%
Material	61	58	67	-13.4%	-9.2%	61	76	-19.7%
Services	618	500	487	2.7%	26.8%	618	878	-29.6%

* The consolidation of CELG D was of September 2014. For comparison purposes, the personnel, material and services expenses were excluded from CELG D.

II. Analysis of the Results of the Parent Company

Marketletter 1Q15

II.1.Eletrobras Shareholdings

Throughout the 1Q15 the result regarding shareholdings had a positive impact  in Eletrobras overall results in the amount of R$ 972 million, which represents a 36.3% variation as compared to the positive amount of R$ 1,525 million registered in 1Q14, due mainly to the equity equivalence of the subsidiary companies.

The recognition of the results obtained by the companies invested by Eletrobras made a negative impact on the 4Q14 results in the amount of R$ 945 million due to the valuation of shareholding investments mainly due to the result of the equity equivalence of the subsidiaries companies, as shown below:

II.2.Financial Results

R$ million
	Parent Company
	1Q15	4Q14	1Q14
Investments in subsidiary companies
Equity Equivalence	924	-930	1,440

Investments in affiliated
Interest on Equity	-	-	-
Equity Equivalence	34	-43	29

Other investiments
Interest on Equity	-	-	0
Dividends	04	18	03
Remuneration of Investments in Partnerships	07	06	06
Capital Income - ITAIPU	03	04	47
	13	28	56

Total	972	-945	1,525

Along the 1Q15, Financial Results positively impacted the overall results of the Parent Company in the amount of R$ 1,243 million, as compared to the amount of R$ 373 million in the 1Q14. This variation is primarily explained by the currency variation.

Throughout the 4Q14, Financial Results positively impacted the overall results of the Parent Company in the amount of R$ 891 million, as shown in table below:

FINANCIAL RESULT			R$ million
	1Q15	1Q14	4Q14*
Financial Revenues
Interest income, commissions and fees	695	551	749
Income from financial investments	136	90	92
Arrears surcharge on electricity	47	40	23
Monetary adjustments	336	146	194
Foreign currency exchange rate variations	659	-109	296
Other Financial revenues	16	51	28

Financial Expenses
Debt Charges	-550	-366	-442
Charges on Leasing Contracts	-	-	0
Charges on shareholders' funds	-05	-25	-5
Other Financial Expenses	-89	-06	-42
Total	1,243	373	891

*Reviewed.

Marketletter 1Q15

The main indexes of the loans and transfer agreements showed the following variations in the period:

Evolution of the IGP-M Index and the Dollar (%)

	1Q15	1Q14
US Dollar	20.77%	-3.40%
IGPM	2.02%	2.55%

II.3.  Sale of electricity of Parent Company

FINANCIAL RESULT - ITAIPU			R$ million
	1Q15	4Q14	1Q14
Energy sales Itaipu + CCEE Contract	3,322	1,923	2,012
Revenue from Right to Reimbursement(1)	57	528	67
Others	48	262	31
Total Revenue	3,426	2,713	2,110

Energy purchased Itaipu + CCEE Contract	-2,232	-4,704	-2,078
Expense from Reimbursement Obligations (2)	-37	-367	-42
Itaipu transfers	-1,316	2404	107
Others	279	-143	-78
Total Expenses	-3,305	-2,809	-2,091

Net Op Income - Tranfers from Itaipu	121	-96	19

FINANCIAL RESULT - ITAIPU (price indexes)
	1Q14	2Q14	3Q14
Lawful Rights (RR) (1)	57	528	67
+ Foreign Currency Exch. Rate Results	1,136	461	-169
Result from Right to Reimbursements (RR)	1,193	989	-102
Obligation Expenditures (2)	37	367	42
+ Foreign Currency Exch. Rate Results	733	288	-106
Result from Reimbursement Obligations(OR)	770	655	-64
Balance: RR - OR	423	334	-38

Itaipu Binational

a.1 Financial Asset Itaipu Binacional

The balance resulting from the adjustment factor from Itaipu Binational, shown on Financial Asset at the Non-Current Assets amounted to R$ 6,661 million on March 31st, 2015, equivalent to US$ 2,077 million (December 31st , 2014 – R$ 5,469 million, equivalent to US$ 2,059 million), of which R$ 4,297 million, equivalent to US$ 1,328 million shall be transferred to the National Treasury until year 2023 represented by reimbursement obligations, as a result of a credit transaction which took place between the Company and the National Treasury in 1999. Such amounts will be realized through its inclusion in the sales tariff to be practiced until 2023.

Marketletter 1Q15

Commercialization of Eletric Energy– PROINFA

Trading electricity within the PROINFA registered a positive net result in the period ended by 2014 in the amount of R$ 29 million (March 31, 2015 by R$ 84 million), producing no effect on net income of the company.  This value is included under the Reimbursement Obligations. The balance of resellers consumers line registered the amount R$ 515 million of PROINFA related to the Parent Company (December 31st, 2014 – R$ 573 million).

III. Eletrobras Information

Portfolio of Loans Receivable and Payable

Financing and Loans Granted

The financing and loans granted are determined on the company's own funds, as well as sectoral and external resources funds raised through international development agencies, financial institutions and resulting from the issuance of bonds in the international financial market.

All financing and loans are supported by formal agreements with the borrowers. The receivables of these values, in most cases, are planned in monthly installments, repayable in an average term of 10 years and the average interest rate, weighted by the portfolio balance, of 6.56% per year.

Financing and loans granted, with foreign currency exchange rate variation clauses, represent approximately 42% of the total portfolio of the Company (38% on December 31st, 2014). The remainder that predict adjustment based on indexes that represent the level of domestic prices in Brazil reach 59% of the portfolio balance (62% on December 31st,  2014).

The market value of these assets are equivalent to their accounting value, since they are industry specific operations and formed, in part, by resources from Sector Funds that don’t have comparable parameters with other loans.

The long-term portion of loans and financing granted from regular and Sector Funds, including transfers based on the contractual expected cash flows shall mature in variable amounts as shown below:

R$ million
	2016	2017	2018	2019	2020	Beyond 2020	Total
Parent company	2,712	6,668	6,180	5,731	5,378	2,437	29,106
Consolidated	1,838	1,933	2,010	2,170	2,099	3,496	13,548

Financing and Loans  Payable

Debts are guaranteed by the Federal Government and/or by Eletrobras and subject to charges, which averaged along 2014 at 5,23% per annum (5.20% per annum in 2014) with the following debt profile:

Marketletter 1Q15

	Parent Company				Consolidated
	03.31.2015		03.31.2014		03.31.2015		03.31.2014
	Balance in R$ million	%	Balance in R$ million	%	Balance in R$ million	%	Balance in R$ million	%
Local Currency
USD	10,258	34%	8,252	32%	10,269	24%	8,261	21%
USD with Libor	3,273	11%	2,892	11%	3,674	8%	3,223	8%
EURO	206	1%	191	1%	206	0%	222	1%
YEN	178	1%	172	1%	205	0%	172	0%
Others	-	0%	-	0%	02	0%	01	0%
Subtotal	13,915	46%	11,507	44%	14,355	33%	11,878	30%

Foreign Currency
CDI	6,514	22%	4,511	17%	11,564	27%	9,598	24%
IPCA	-	0%	-	0%	-	0%	-	0%
TJLP	-	0%	-	0%	5,374	12%	5,827	15%
SELIC	2,370	8%	2,580	10%	2,608	6%	2,830	7%
Others	-	0%	-	0%	1,493	3%	1,793	5%
Subtotal	8,885	30%	7,092	27%	21,039	48%	20,049	51%

Non indexed	7,156	24%	7,422	29%	8,172	19%	7,613	19%

TOTAL	29,955	100%	26,020	100%	43,565	100%	39,539	100%

The long-term loans and financing expressed in millions of Reais, shall mature as follows:

							R$ million
	2016	2017	2018	2019	2020	Beyond 2020	Total
Parent Company	1,955	3,463	2,488	5,004	1,715	12,207	26,832
Consolidated	2,623	4,819	4,756	6,065	2,677	17,236	38,176

Ratings

Agency	Rating National/Perspective	Latest Report
Moody’s Issuer Rating	Baa3 (Negative)	May 7th, 2013
S&P LT Local Currency	BBB+ (Stable)	March 24th, 2014
S&P LT Foreign Currency	BBB- (Stable)	March 24th, 2014
Fitch LT Local Currency Issuer	BB (Negative)	December 6th, 2013
Fitch LT Foreign Currency Issuer	BB (Negative)	December 6th, 2013

Marketletter 1Q15

ORGANIZATION CHART OF ELETROBRAS

Marketletter 1Q15

Investments

R$ Million

NATURE OF THE INVESTMENTS	Budgeted		Accomplished
	2015	1Q15	(%)
Generation	8,054	1,105	13.7%
Corporate Expansion	4,396	356	8.1%
Expansion of SPEs	2,846	706	24.8%
Maintenance	812	43	5.3%
Transmission	4,213	438	10.4%
Corporate Expansion	2,795	255	9.1%
Expansion of SPEs	711	126	17.8%
Maintenance	706	57	8.1%
Distribution	1,422	85	6.0%
Corporate Expansion	1,216	59	4.9%
Maintenance	206	25	12.3%
Others (Research, Infrastructure and Environmental Quality)	802	58	7.3%
Total	14,491	1,686	11.6%

Social Capital

Capital Structure

As of March 31st, 2015 the social capital of Eletrobras had the following composition:

Shareholders	Common		Pref. Class “A”		Pref. Class “B”		Total
	1,087,050,297%		146,920%		265.436.883	1,087,050,297%		146,920
Federal Government	554,395,652	51.00%			1,544	0.00%	554,397,196	40.99%
BNDESpar	141,757,951	13.04%			18,691,102	7.04%	160,449,053	11.86%
BNDES	74,545,264	6.86%			18,262,671	6.88%	92,807,935	6.86%
FND	45,621,589	4.20%					45,621,589	3.37%
FGHAB	1,000,000	0.09%					1,000,000	0.07%
FGEDUC	7,779,030	0.72%					7,779,030	0.58%
CEF	8,701,564	0.80%					8,701,564	0.64%
FGI					8,750,000	3.30%	8,750,000	0.65%
Others	253,249,247	23.30%	146,920	100,00%	219,731,566	82.78%	473,127,733	34.98%

Marketletter 1Q15

Share performance analysis

Shares

Eletrobras Common Shares – ELET3

During the 1Q15 Eletrobras’ common shares (ELET3) decreased their value by 0.7% closing at R$ 5.76. The maximum price achieved by those shares was R$ 6.04 on March 25th, and the lowest price registered was R$ 4.90 on March 11th . The quotations related are ex-dividend values. The average volume of shares traded daily throughout the third quarter was of 1.7 million shares, equivalent to a financial amount of R$ 9.1 million.

Eletrobras Preferred Shares – ELET6

During the 1Q15 Eletrobras’ preferred shares (ELET6) decreased their value by 16.9% closing at R$ 6.80. The maximum price achieved by those shares was R$ 8.40 on January 7th, and the lowest price registered was R$ 5.85 on February 11th. The quotations related are ex-dividend values. The average volume of shares traded daily throughout the third quarter was of 1.9 million shares, equivalent to a financial amount of R$ 13.2 million.

Marketletter 1Q15

ADR Programs

EBR – Eletrobras Common Shares

During the 1Q15, the Eletrobras common shares ADRs decreased their value by 15.4% ending the quarter valued at US$ 1.81. They recorded a maximum price of US$ 2.17 on January 15th, and the lowest price registered was on March 12th, when the price reached US$ 1.54 considering ex-dividend values. The average volume of shares traded daily throughout the third quarter was of 0.71 million shares. The balance of ADRs representing such shares at the end of the second quarter was of 88.2 million.

EBR - B– Eletrobras Preferred Shares

During the 1Q15, the Eletrobras preferred shares ADRs decreased their value by 26.8%, ending the quarter valued at US$ 2.10. They recorded a maximum price of US$ 3.09 on January 7th. The lowest price registered was US$ 1.96 on March 12th, considering ex-dividend values. The average volume of shares traded daily throughout the third quarter was of 0.18 million shares. The balance of ADRs representing such shares at the end of the third quarter was of 25.5 million.

Latibex (Latin American Stock Market at Madrid Stock Exchange)

XELTO - Eletrobras Common Shares

During the 1Q15the common shares listed on Latibex program increased their value by 12.2% ending the quarter valued at € 1.60. They recorded a maximum price of € 1.89 on January 22. The lowest price registered was € 1.44 on March 16th, considering ex-dividend values. The average volume of shares traded daily throughout the third quarter was of 11.2 thousand shares.

XELTB - Eletrobras Preferred Shares

During the 1Q15the preferred shares listed on Latibex program decreased their value by 21% ending the quarter valued at € 2.01. They recorded a maximum price of € 2.66 on January 7th . The lowest price registered was € 1.82 on February 11th, considering ex-dividend values. The average volume of shares traded daily throughout the third quarter was of 10.4 thousand shares.

Marketletter 1Q15

Marketletter 1Q15

Number of Employees

Parent Company

Working time in the Company (years)	1Q15	1Q14	2013
Until 5	298	455	521
6 to 10	292	276	255
11 to 15	184	79	81
16 to 20	37	23	28
21 to 25	103	111	165
beyond 25	113	99	214
Total	1,027	1,043	1,264

By Region

State	Number of employees
1Q15
Rio de Janeiro	978
São Paulo	-
Paraná	-
Rio Grande do Sul	-
Brasília	49
Total	1,027

Outsourced Employees

1Q15
-

Turnover Index

1Q15
0.2%

Partnerships – Parent Company

Generation

SPE	Type of Plant	Investiment R$ million	Installed Capacity MW	Assured Energy MW Medium	Generated Energy MWh
					1Q15
Norte Energia AS (Belo Monte)	Hydro	29,375.00 Fully built 25,885 April/10 value	11,233.1	4,571.0	-
Eólica Mangue Seco 2 Geradora e Comercializadora de Energia Elétrica S.A.(*)	Wind	109.3	26.0	12.08	15,535
Rouar SA	Wind		65.1*		9,921.6
In December 31st, Atilleros wind farm operated with 16.8 MW od installed capacity (8 units).

Marketletter 1Q15

Enterprise	Stake (%)	Location (Estate)	Start of Construction	Start of Operation	End of Operation
Belo Monte / Norte Energia	15.0	PA	Jun/2011	Nov/2015	Aug/2045
Eólica Mangue Seco 2 Geradora e Comercializadora de Energia Elétrica S.A.	49.0	RN	May/2010	Sep/2011	Jun/2045
Rouar SA	50	Colonia -Uruguai	Jan/14	Dec/2014	20 years

Note: In 12/31/2014 the Wind farm Artilleros had 8 units connected to the grid under test. The beginning of the commercial operation will be in 2015.

Tansmission

Enterprise /SPE	Object (De-Para)	Stake (%)	Investiment (R$ million)	Extension lines (Km)	Voltage (kV)	Start of Operation	End of Concession
Interligação Elétrica Brasil / Uruguai (corporativo)	LT 230 kV LT 525 kV	Eletrobras -60,4 Eletrosul -39,6	128.00	2 km in 230 kV and 60 em 525 kV	230 525	Jun/2015	Jun/2045

Enterprise /SPE	Object	Investiment (R$ million)*	Transformation Capacity (MVA)	Location	Start of Operation	End of Concession
Interligação Elétrica Brasil / Uruguai (corporativo)	SE Candiota -525/230 kV	-	672 MVA +1 R 224 MVA	RS	Jun/2015	Jun/2045

*SE associated to TL.

Marketletter 1Q15

Risks related to Laws and Regulations

As stated in note 4 to Eletrobras' financial statements as of and for the three-month period ended March 31, 2015 as prepared in accordance with Brazilian generally accepted accounting principles ("Brazilian GAAP") and filed with the Brazilian Securities and Exchange Commission, following media reports regarding the alleged involvement of Eletrobras and/or its affiliates in relation to the investigation by the Brazilian Federal Prosecutors into Operação Lava Jato (Operation Car Wash), our Management has adopted certain measures aimed at identifying any potential illegal acts relating to this investigation.  On April 25, 2015, Eletrobras became aware, through certain media reports, of a plea bargain agreement entered into by the former president of a construction company within the context of Operação Lava Jato.  According to these reports, at the time Eletrobrás Termonuclear S.A. – Eletronuclear ("Eletronuclear") selected the consortium of companies for the mechanical assembly of the Angra 3 power plant consortium to develop the Angra 3 nuclear power plant, there were alleged negotiations for the payment of financial benefits to certain employees of Eletronuclear, including its president.  In addition, there were allegations of arrangements entered into to allow certain companies to be declared the winners of this public procurement procedure.  The president of Eletronuclear has requested a temporary leave of absence and has been since then replaced.  Eletrobras' board of directors has approved the adoption of measures to engage an independent firm to conduct an investigation into these allegations pursuant to applicable Brazilian and U.S. laws.

As the investigation is still in its initial phase, no conclusive results have been reached.  Accordingly, the possible impact resulting from this investigation, if any, are unknown and cannot be estimated by Eletrobras in relation to its financial statements as of and for the three-month period ended March 31, 2015.  Eletrobras is currently unable to determine if any adjustments or additional disclosure in relation to these allegations is required in relation to its financial statements as of and for the period ended March 31, 2015 prepared in accordance with Brazilian GAAP.  Accordingly, the limited review report included in our interim financial statements is qualified in respect of the same subject.

Marketletter 1Q15

BALANCE SHEET

values in R$ thousand

Assets	Parent Company		Consolidated
	03.31.15	12.31.14	03.31.15	12.31.14
Current
Cash and cash equivalent	357.947	88.194	1.836.911	1.407.078
Restricted cash	1.043.047	1.743.525	1.043.047	1.743.525
Marketable Securities	1.727.511	421.817	4.648.826	3.730.345
Clients	352.560	399.133	4.745.292	4.427.216
Financial assets-concessions and Itaipu	3.258.010	2.387.622	4.593.285	3.437.521
Financing and loans	5.401.923	5.228.931	2.786.157	2.696.021
Fuel consumption account - CCC	479.572	521.964	479.572	521.964
Remuneration of equity interests	691.107	677.544	283.938	289.574
Taxes to retrieve	213.541	591.217	537.106	900.431
Income tax and Social contribution	928.190	374.504	1.314.857	762.726
Right to compensation	0	0	5.706.484	3.526.986
Stored material	525	798	533.343	512.614
Stock of nuclear fuel	0	0	340.319	340.319
Compensations - Law 12,783/2013	0	0	3.438.319	3.738.295
Derivative financial instruments	0	0	102.628	124.635
Others	424.440	377.540	2.060.083	2.391.943
Total current assets	14.878.373	12.812.789	34.450.167	30.551.193

Non-Current
LONG-TERM ASSETS
Right to reimbursements	0	0	5.565.691	6.129.423
Financing and loans	29.105.837	27.327.950	13.547.543	11.988.543
Clients	162.089	174.324	1.776.653	1.743.504
Marketable Securities	207.886	204.665	227.344	224.734
Stock of nuclear fuel	0	0	623.882	661.489
Taxes to retrieve	0	0	2.559.803	2.538.131
Income tax and Social contribution	1.464.148	1.464.148	2.470.231	2.467.631
Linked deposits	1.604.924	1.558.624	4.034.165	3.808.155
Fuel consumption account - CCC	0	3.944	0	3.944
Financial assets-concessions and Itaipu	3.327.422	2.948.729	30.064.540	28.969.262
Derivative financial instruments	0	0	102.764	135.276
Advances for future Capital increase	176.855	175.636	1.281.116	1.140.633
FUNAC Reimbursements	0	0	594.159	595.445
Others	959.389	859.843	1.341.973	1.070.214
	37.008.550	34.717.863	64.189.864	61.476.384
Investments	49.630.056	48.599.387	20.678.069	20.070.517
Property, Plant And Equipment	131.671	127.623	31.792.445	31.168.232
Intangible	0	9.714	1.316.577	1.365.371
Total non-current assets	86.770.277	83.454.587	117.976.955	114.080.504
Total Assets	101.648.650	96.267.376	152.427.122	144.631.697

Marketletter 1Q15

Liabilities and Shareholders' Equity	Parent Company		Consolidated
	03.31.15	12.31.14	03.31.15	12.31.14
Current
Financing and loans	3.122.606	2.759.514	5.389.098	4.931.531
Debentures	0	0	351.446	325.732
Financial liabilities	0	0	0	0
Compulsory loan	62.810	50.215	62.810	50.215
Suppliers	386.038	548.589	8.701.456	7.489.134
Advance to customers	447.683	448.759	500.641	501.572
Taxes to be collected	25.903	58.736	1.176.788	1.168.168
Income tax and Social contribution	0	0	199.383	18.138
Fuel consumption account - CCC	222.152	301.471	222.152	301.471
Remuneration to shareholders	61.606	61.995	64.791	64.402
National Treasury credits	0	0	0	0
Estimated obligations	102.726	96.107	1.164.666	1.174.679
Obligations of compensation	684.643	655.158	733.536	702.728
Post-employment benefits	7.846	10.856	240.045	258.898
Provisions for contingencies	246.603	0	283.774	32.082
Sector Charges	0	0	1.065.309	930.297
Leasing	0	0	128.730	74.507
Concessions to pay-use of public goods	0	0	3.358	3.645
Derivative financial instruments	32.069	24.706	33.380	26.573
Others	58.728	118.365	1.762.445	1.230.236
Total current liabilities	5.461.413	5.134.471	22.083.808	19.284.008

Non-Current Liabilities
Financing and loans	26.832.203	23.260.512	38.176.042	34.607.594
Suppliers	0	0	0	0
National Treasury credits	0	0	10.169.379	10.047.367
Debentures	0	0	418.969	434.191
Advance to customers	0	0	704.494	718.451
Compulsory loan	454.739	469.459	454.739	469.459
Obligation for demobilization of assets	0	0	1.335.934	1.314.480
Operational provisions	1.122.753	1.100.499	1.122.753	1.100.499
Fuel consumption account - CCC	480.564	474.770	480.564	474.770
Provisions for contingencies	4.408.821	4.829.381	8.615.380	8.950.364
Post-employment benefits	448.407	448.407	2.004.122	2.001.268
Provision for unfunded liabilities in subsidiaries	3.132.924	2.794.236	101.962	97.449
Onerous contracts	0	0	1.055.050	1.130.201
Obligations of compensation	0	0	2.580.393	2.529.893
Leasing	0	0	1.180.022	1.252.154
Concessions to pay-use of public goods	0	0	60.640	59.815
Advances for future capital increase	199.073	193.606	199.073	193.606
Derivative financial instruments	0	0	59.365	70.336
Sector Charges	0	0	611.119	609.721
Taxes to be collected	0	0	803.185	837.551
Income tax and Social contribution	472.742	291.878	666.277	569.380
Others	806.697	730.606	1.547.430	1.030.640
Total non-current liabilities	38.358.923	34.593.354	72.346.892	68.499.189

Shareholders ' Equity
Social Capital	31.305.331	31.305.331	31.305.331	31.305.331
Capital reserves	26.048.342	26.048.342	26.048.342	26.048.342
Profit reserves	2.259.039	2.259.039	2.259.039	2.259.039
Equity valuation adjustments	41.722	42.947	41.722	42.947
Additional Dividend Proposed	0	0	0	0
Accumulated profits	1.256.472	0	1.256.472	0
Other comprehensive results accumulated	-3.082.592	-3.116.108	-3.082.592	-3.116.108
Participation of non-controlling shareholders	0	0	168.108	308.949
Total shareholders ' equity	57.828.314	56.539.551	57.996.422	56.848.500
Total liabilities and shareholders’ equity	101.648.650	96.267.376	152.427.122	144.631.697

Marketletter 1Q15

Statement of Income

values in R$ thousand

	Parent Company		Consolidated
	03.31.15	03.31.14	03.31.15	03.31.14
Net Operating Income	803.581	710.363	8.598.882	7.008.477
Operating Costs
Energy purchased for resale	-693.124	-728.190	-2.921.562	-1.677.545
Charges on use of electric network	0	0	-464.617	-367.351
Construction	0	0	-563.212	-537.054
Fuel for electric power production	0	0	-299.119	-317.043
Total	-693.124	-728.190	-4.248.510	-2.898.993

Operating expenses
Personnel, Material and Services	-120.127	-123.754	-2.004.428	-1.726.834
Remuneration and compensation	0	0	-100.074	-132.923
Depreciation	-1.250	-1.607	-348.760	-342.810
Amortization	0	0	-114.318	-40.875
Donations and contributions	-49.412	-49.514	-62.437	-63.837
Operational provisions	-553.970	-344.232	-327.435	341.696
Staff Adjustment Plan	0	0	0	-308.940
Others	-161.636	-285.335	-515.893	-626.146
	-886.395	-804.442	-3.473.345	-2.900.669
Operating income before financial result	-775.938	-822.269	877.027	1.208.815
Financial Result
Financial Revenues
Revenue from Interest, commissions and fees	694.732	551.461	282.847	274.173
Revenue from financial investments	135.610	90.373	243.027	229.435
Moratorium increase on electricity	46.612	39.939	126.240	92.486
Monetary adjustments	335.626	146.070	191.124	148.761
Compensation of remuneration - Law 12.783/13	0	0	495.332	185.840
Gain on financial instruments - derivatives	0	0	11.528	9.739
Other financial revenues	15.723	51.412	319.594	88.829
Financial Expenses
Debt charges	-550.324	-366.412	-1.008.868	-580.794
Leasing charges	0	0	-69.066	-67.514
Shareholders ' resource charges	-5.466	-25.254	-7.535	-28.226
Monetary variation	658.694	-109.002	341.170	-118.941
Losses on financial instruments - derivatives	0	0	-54.519	-5.750
Other financial expenses	-88.614	-5.600	-277.455	-183.829
	1.242.593	372.987	593.419	44.209
Income before equity participation	466.655	-449.282	1.470.446	1.253.024
Result of Partnerships	971.927	1.524.978	40.948	92.562
Operating Result before Taxes	1.438.582	1.075.696	1.511.394	1.345.586
Income tax and social contribution - current	0	-41.937	-261.285	-6.361
Income tax and social contribution - defered	-183.335	0	-136.498	-298.416
Net income (loss) for the period	1.255.247	1.033.759	1.113.611	1.040.809
Portion allocated to Controlling shareholders	1.255.247	1.033.759	1.255.247	1.033.759
Portion allocated to non-controlling shareholders	0	0	-141.636	7.050
Net profit per share (R$)	0,93	0,76	0,93	0,76

Marketletter 1Q15

Cash Flow
values in R$ thousand
	Parent Company		Consolidated
	03.31.15	03.31.14	03.31.15	03.31.14
Operational Activities
Income before income tax and social contribution	1.438.581	1.075.696	1.511.393	1.345.586
Adjustments to reconcile profit with cash generated by operations:
Depreciation and amortization	1.250	1.607	463.078	383.685
Monetary/ foreign currency exchange rate variations net	-994.320	-144.234	-995.308	-383.948
Financial charges	-212.177	-265.896	35.384	240.405
Income from financial assets	0	0	-195.125	-148.890
Equity result	-971.927	-1.524.978	-40.948	-88.588
Provision (reversal) for unfunded liabilities	338.689	591.613	0	0
Provision (reversal) for doubtful accounts	12.380	-35.473	113.977	-43.414
Provision (reversal) for contingencies	168.262	-57.878	252.807	-222
Provision (reversal) for reduction of asset to recovery value	0	0	0	0
Provision (reversal) for onerous contracts	0	0	-75.151	-257.661
Provision (reversal) for staff adjustment plan	0	0	0	308.940
Provision (reversal) for investments loss	22.254	-322.446	22.254	-308.636
Provision (reversal) for financial assets loss	0	0	0	79.511
Provision (reversal) for losses on fixed asset	0	0	0	0
Provision (reversal) for environmental compensation	0	0	0	0
Charges over Global Reversion Reserve	67.768	80.847	67.768	80.847
Adjustments to present value/market value	-5.068	102.545	15.987	122.340
Minority interest in the result	0	0	214.600	-10.682
Charges on shareholders resources	5.466	25.254	7.535	28.226
Financial instruments-derivatives	0	0	42.992	-3.989
Others	-11.591	205.284	-102.868	378.904
	-1.579.015	-1.343.755	-173.019	376.829
(Increase)/decrease in operating assets
Accounts receivable	0	0	-410.034	-749.328
Securities	-1.305.694	203.288	-917.870	250.525
Right to reimbursement	0	0	-1.615.766	-1.580.758
Stored Matetrials	273	32	-20.729	-64.965
Stock of nuclear fuel	0	0	37.607	56.810
Financial assets - public service concessions	-76.791	238.630	-76.791	238.630
Others	-135.429	-117.573	-143.380	157.113
	-1.517.641	324.377	-3.146.963	-1.691.972
Increase/(decrease) in operating liabilities
Suppliers	54.906	8.499	1.551.791	1.233.758
Advance to customers	0	0	-13.812	-12.981
Leasing	0	0	-17.909	34.481
Estimated obligations	6.619	14.734	40.530	-273.060
Obligations of compensation	0	0	51.823	69.351
Sector charges	0	0	136.410	77.604
Others	9.952	294.262	1.002.447	201.192
	71.478	317.495	2.751.280	1.330.345

Cash from operating activities	-1.586.597	373.813	942.692	1.360.788

Payment of financial charges	-352.710	-121.793	-308.952	-287.203
Payment of fees on global reversion reserve	-53.414	-58.627	-53.414	-58.627
Annual permitted revenue receipts (financial asset)	0	0	227.822	226.339
Receiving compensation of financial asset	0	0	795.309	743.361
Receipt of financial charges	540.823	474.334	65.412	271.997
Payment of income tax and social contribution	-67.147	-64.436	-101.585	-77.014
Receiving remuneration of equity in shareholdings	0	70.463	20.958	75.415
Payment of pension fundings	-3.010	-2.201	-76.479	-25.650
Payment of lawful contingencies	-342.220	0	-346.599	-23.041
Judicial deposits	-27.313	-12.747	-98.711	-216.180

Net cash from operating activities	-1.891.588	658.807	1.066.453	1.990.186

Financing activities

Long term Loans and financing obtained	2.179.372	0	2.375.303	1.010.969
Payment of loans and financing-principal	-785.200	-542.562	-456.634	-657.543
Payment of remuneration to shareholders	-384	-1.134	-384	-1.134
Payment of refinanced taxes and contributions-principal	0	0	-7.612	-24.273
Compulsory loan and global reversion reserve	0	0	0	0
Others	0	0	13	0
Net cash from financing activities	1.393.788	-543.696	1.910.686	328.019
Investment activities
Granting of loans and financing	-82.508	-584.760	-2.207	-18.606
Receiving of loans and financing	964.601	1.090.714	183.327	494.997
Acquisition of property, plant and equipment	-4.837	-31	-1.020.080	-289.897
Acquisition of intangible assets	0	0	-84.217	-86.490
Acquisition of concession assets	0	0	-919.077	-532.491
Acquisition/capital supply over equity shareholdings	-109.703	-61.500	-648.450	-1.119.649
Granting of advance for future capital increase	0	0	-58.240	-180.417
Net cash flow in the subsidiary acquisition	0	0	0	0
Others	0	0	1.638	8.326
Net cash from investing activities	767.553	444.423	-2.547.306	-1.724.227

Increase (decrease) in cash and cash equivalents	269.753	559.533	429.833	593.975

Cash and cash equivalents at the beginning of the period	88.194	1.303.236	1.407.078	3.597.583
Cash and cash equivalents at the end of the period	357.947	1.862.769	1.836.911	4.191.558
	269.753	559.533	429.833	593.975

25

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 19, 2015
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.